Exhibit 99.1

2011 Second Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2011

The following Management Discussion and Analysis (“MD&A) should be read in conjunction with the May 31, 2011 unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  This document is current in all material respects as of July 5, 2011.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital, the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our Annual Information Form for the year ended November 30, 2010, our Form F-3 Registration Statement  and our latest Form 20-F, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention, and have no obligation or responsibility except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to research, develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
•	the benefits of our drug delivery technologies and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
•	our need for additional financing and our estimates regarding capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for product candidates;
•	our selection and licensing of product candidates;
•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the manufacturing capacity of third-party manufacturers that we may use for our products; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this MD&A reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

CORPORATE UPDATE

•
On March 29, 2011, we announced that Elan Corporation, plc and Elan Pharma International Ltd. had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., our development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to our generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. On April 5, 2011, we also announced that Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to our generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic version of 30 mg Focalin XR® does not, in any event, infringe the patents in issue.

•
On April 4, 2011 we announced the filing of an Abbreviated New Drug Application (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) for a generic of Seroquel XR® (quetiapine fumarate extended-release tablets). Seroquel XR® is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. On May 3, 2011 we announced the acceptance of the filing of this ANDA. Sales of Seroquel XR® in the U.S. were approximately $920 million for the 12 months ending May 2011.

•
On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, had filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not, in any event, infringe the patents asserted in the above-noted lawsuit.

•
On June 21, 2011, we announced that the Company and Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had settled the patent infringement litigation in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics’ generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Under the terms and conditions of the Settlement Agreement, Intellipharmaceutics has been granted a non-exclusive license to the patents in suit that will permit Intellipharmaceutics to launch a generic of Effexor XR® in the United States following FDA approval of this product. There can be no assurance that such approval will be granted. Sales of Effexor XR® and generic versions of Effexor XR® in the U.S. were approximately $2.8 billion for the 12 months ending May 2011.

BUSINESS OVERVIEW

IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (“the IPC Arrangement Agreement”) on October 22, 2009, resulting in a new publicly-traded company, Intellipharmaceutics International Inc. which is incorporated under the laws of Canada and traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection.

GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  Full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations, when it makes economic sense to do so, should maximize revenues from our products while allowing us to focus on our core competences.  We will endeavour to achieve or expect the following potential milestones in calendar year 2011:

•	Obtain FDA approval of our generic version of Focalin XR®
•	File one additional ANDA with the FDA
•	Establish at least one additional development/marketing alliance
•	Complete manufacturing of clinical batches of Rexista™ oxycodone
•	Initiate Phase I studies using clinical batches of Rexista™oxycodone
•	Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan

STRATEGY

Our Hypermatrix™ technologies comprise a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. The flexibility of these technologies allows us to develop complex drug delivery solutions within a rapid timeframe.

The technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The competitive advantages of the Hypermatrix™ technologies allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a New Drug Application (NDA) 505(b)(2) regulatory path.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products covered by drug molecule patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the US and corresponding pathways for other jurisdictions.

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the US or corresponding pathways for other jurisdictions where applicable. The 505 (b)(2) pathway both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities

Our technologies are also focused on the development of abuse-deterrent pain medications.  The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are uniquely suited to developing abuse-deterrent pain medications.

We are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

TECHNOLOGY

The Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Application under review by the FDA for the 5mg, 10mg, 15mg, 20mg strength ANDA for 30mg dosage strength filed as an amendment and also under review	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	Application under review by the FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed-release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	Application under review by the FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Application under review by the FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Application under review by the FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended-release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend for commercialization several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par Pharmaceutical of New Jersey (“Par”) for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (ADHD). According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately $527 million for the 12 months ending May 2011.

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.

We had announced that we and our licensee and development partner, Par, received confirmation that the previously announced stays of the patent litigation concerning our generic of Focalin XR® expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.   The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd. have also entered into license agreements in conjunction with the settlements of the litigation concerning our generic drug application in the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

We expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended- release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010, we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. The application was filed as an amendment to the ANDA previously filed for the 5, 10, 15 and 20 mg dosage strengths of the drug. Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

On March 29, 2011, we announced that the Company had become aware that Elan Corporation, plc and Elan Pharma International Ltd., had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc. for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. On April 5, 2011, we also announced that the Company had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR ® does not, in any event, infringe the patents in issue.

Venlafaxine hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $2.8 billion for the 12 months ending May 2011.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and we filed our Answer and Counterclaim in response to the Complaint on or about December 17, 2010. Wyeth did not proceed with the Complaint in Delaware. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $2.1 billion for the 12 months ending May 2011.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The application is under review; there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

On December 22, 2010 we informed the FDA that we had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for our application to market a generic of Protonix®. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Wolters Kluwer Health, sales of Glucophage® XR in the United States were approximately $400 million for the 12 months ending May 2011.

An ANDA has been filed and the application is under review, but there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the United States were approximately $920 million for the 12 months ending May 2011.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR®.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not, in any event, infringe the patents asserted in the above-noted lawsuit.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured.

Rexista™ oxycodone (oxycodone hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Wolters Kluwer Health, sales of OxyContin® (oxycodone hydrochloride controlled-release tablets) in the United States were approximately $3.0 billion for the 12 months ending May 2011.  OxyContin® currently represents 91% of the $3.3 billion oxycodone sustained-release market.

In April 2011, the White House and the FDA announced a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new REMS plan focuses on educating doctors about proper pain management, patient selection, and other requirements and improving patient awareness about how to use these drugs safely. The FDA wants companies to give patients education materials, including a medication guide that uses consumer friendly language to explain safe use and disposal. Doctor training, patient counselling and other risk reduction measures are expected to become effective by early 2012. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competences in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof-of-concept pilot clinical studies of Rexista™ oxycodone and plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that will be initiated in fiscal 2011.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that we will be able to successfully produce scaled-up batches for use in clinical trials, or that the clinical trials will meet the expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general, the fact that expenditures were higher in the three and six months ended May 31, 2011 when compared to the three and six months ended May 31, 2010 was due to our stronger financial position during the current period.

	For the three months ended		For the six months ended
	May 31	May 31	May 31	May 31
	2011	2010	2011	2010
	$	$	$	$
Revenue:	-	1,449,624	-	1,452,221
Expenses:	2,401,042	1,918,295	4,171,693	3,376,967
Loss from operations	(2,401,042)	(468,671)	(4,171,693)	(1,924,746)
Loss per share, basic and diluted	(0.12)	(0.03)	(0.33)	(0.16)

	As at
	May 31	November 30
	2011	2010
	$	$
Cash and cash equivalents	8,478,270	789,136
Total Assets	10,558,259	3,267,706

Warrant derivative liability	11,152,475	7,161
Deferred revenue	8,905	8,905
Total liabilties	14,493,248	3,174,750
Shareholders' (deficiency) equity	(3,934,989)	92,956
Total liabilties and shareholders equity	10,558,259	3,267,706

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates
The Company’s unaudited interim consolidated financial statements have been prepared in accordance with GAAP as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Actual results could differ from those estimates.

Significant estimates required for the preparation of the unaudited interim consolidated financial statements including those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Cash and cash equivalents
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent balances consist of Bankers acceptance and bank accounts with variable, market rates of interest. The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Revenue recognition
The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under development agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits
The investment tax credits (“ITC”) receivable are our estimates of eligible amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval. These amounts are subject to Canada Revenue Agency audit. Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. This requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price, risk free interest rate, potential dividends and the expected life of the options issued.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 9 of the unaudited interim consolidated financial statements provides detailed disclosure of the Company's stock options.

Warrants
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

Income taxes
ASC topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

Significant management judgment is required in determining our uncertain tax positions, value of deferred tax assets, and valuation allowances. Actual results could differ from those estimates.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has adopted this standard on December 1, 2010. The adoption did not have an impact on the Company’s 2011 interim financial statements for the three and six months ended May 31, 2011.

On April 29, 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted.  The Company has adopted this standard on December 1, 2010. The adoption did not have an impact on the Company’s 2011 interim financial statements for the three and six months ended May 31, 2011.

Currently, the Company does not plan to adopt the International Financial Reporting Standards to prepare its financial statements.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market of our products in various jurisdictions and the resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and six months ended May 31, 2011 and 2010.

	For the three months ended				For the six months ended
	May 31	May 31			May 31	May 31
	2011	2010	Change		2011	2010	Change
	$	$	$	%	$	$	$	%
Revenue:
Research and development	-	1,449,624	(1,449,624)	-100%	-	1,452,221	(1,452,221)	-100%

Expenses:
Research and development	1,434,419	1,174,769	259,650	22%	2,623,915	1,874,427	749,488	40%
Selling, general and admin.	912,791	682,628	230,163	34%	1,443,433	1,386,657	56,776	4%
Depreciation	53,832	60,898	(7,066)	-12%	104,345	115,883	(11,538)	-10%
	2,401,042	1,918,295	482,747	25%	4,171,693	3,376,967	794,726	24%

Loss from operations	(2,401,042)	(468,671)	(1,932,371)	412%	(4,171,693)	(1,924,746)	(2,246,947)	117%

Fair value adjustment of derivative liability	565,877	110,157	455,720	414%	1,600,947	132,021	1,468,926	1113%
Financing expense	(134,247)	-	(134,247)	-	(2,357,732)	-	(2,357,732)	-
Net foreign exchange gain	6,854	46,592	(39,738)	-85%	255,519	74,956	180,563	241%
Interest income	15,409	20,101	(4,692)	-23%	25,597	23,734	1,863	8%
Interest expense	(21,634)	(24,626)	2,992	-12%	(44,915)	(49,965)	5,050	-10%

Loss for the period	(1,968,783)	(316,447)	(1,652,336)	522%	(4,692,277)	(1,744,000)	(2,948,277)	169%

Three Month Period Ended May 31, 2011 Compared to the Three Month Period Ended May 31, 2010

Revenue
The Company recorded revenues of $Nil for the three month period ended May 31, 2011 versus $1,449,624 for 2010. The Company had no late-stage development activity on partnered projects in 2011. Revenue in the prior period was as a result of recognition of upfront fees of $1,448,012 and other revenue in the amount of $1,612. This revenue was primarily attributed to a drug development agreement that was mutually terminated by us and another party as a result of which unearned revenue of approximately $1,439,000 was brought into income. As discussed under Business Overview, it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long-term growth and value.

Research and Development
Expenditures for research and development for the three month period ended May 31, 2011 were higher by $259,650 compared to 2010. This is primarily attributed to the fact that during the three month period ended May 31, 2011 we incurred additional expenses, due to our stronger financial position in the second quarter of 2011 when compared with 2010, on research and development activities for our own internal projects.  Included in research and development costs in the current period is $108,157 of stock options issued to non-executive employees involved in research and development activities. Included in the prior period is an expense of $442,800 related to 276,394 performance-based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. These performance-based stock options related to services provided for research and development activities leading to an ANDA being filed. These options vest upon the achievement of certain performance criteria. No such performance-based stock option expense was recorded during the three month period ended May 31, 2011.

Selling, General and Administrative
Selling, general and administrative expenses were $912,791 for the three months ended May 31, 2011 in comparison to $682,628 in 2010, an increase of $230,163.  The increase is due to an increase in expenses related to administrative costs which are discussed in greater detail below.

Expenditures for wages and benefits for the second quarter of 2011 were $283,480 in comparison to $167,509 for 2010.   This increase is attributable to an increase in administrative staffing levels, as well as a higher salary in an executive position during the three months period ended May 28, 2011 when compared to the prior period.  The number of employees included in administrative costs was ten for the second quarter of 2011 in comparison to nine for 2010. The increase is also due to the issuance of options and an increase in salaries to non-executive employees.

Administrative costs for the three months ended May 31, 2011 were $556,648 in comparison to $440,798 for May 31, 2010.  The increase is due to increases in legal expenses and expenses related to business development activities provided by Doll Consulting, LLC.

Marketing costs for the second quarter of 2011 were $57,100 in comparison to $55,033 for 2010.  This increase is primarily the result of an increase in travel expenditures due to increased business development activities.

Occupancy costs for the period ended May 31, 2011 were $15,563 in comparison to $19,288 for 2010. This decrease is a result of a reduction in our lease rate and the strength of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation
Depreciation for the three months ended May 31, 2011 was $53,832 in comparison to $60,898 for 2010 primarily as a result of the declining balance method of depreciation with late additions in the period, and the effect of fully depreciated property and equipment.

Fair Value Adjustment of Derivative Liability
As part of the IPC Arrangement Agreement we have 357,237 warrants outstanding. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under US GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under US GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

US GAAP requires the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations.  Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents’ warrants have been re-valued at May 31, 2011 using the Black-Scholes Options Pricing Model, resulting in a decrease in the fair value of the warrant derivative liability for $565,877.

Financing Expense
Financing expense of $134,247 for the three months ended May 31, 2011 is comprised of other direct costs related to the registration statement filed as part of the private placement financing for gross proceeds of $12,000,000.

Foreign Exchange Gain
Foreign exchange gain was $6,854 for the three months ended May 31, 2011 in comparison to a gain of $46,592 in the three months ended May 31, 2010.  The decrease in foreign exchange gain for the second quarter of 2011 was due to the weakening of the US dollar against the Canadian dollar as the rates changed to $1.00 (US) for $0.9686 (Cdn) at May 31, 2011 from $1.00 (US) for $0.9714 (Cdn) at February 28, 2011. The gain for the period ended May 31, 2010, was due to the moderate weakening of the US dollar against the Canadian dollar as the rates changed to $1.00 (US) for $1.0435 (Cdn) at May 31, 2010 from $1.00 (US) for $1.0525 (Cdn) at February 28, 2010.

During the second quarter of 2011 the exchange rate averaged $1.00 (US) for $0.9679 (Cdn) compared to $1.00 (US) for $1.0373 (Cdn) for the second quarter of 2010.

Interest Income
Interest income for the three months ended May 31, 2011 was lower in comparison to 2010. The prior period interest was higher largely due to interest received from the Canada Revenue Agency and Ontario Ministry of Finance related to the late payment to us of claims for the scientific research and development tax credit and Ontario Innovation tax credit.

Interest Expense
Interest expense for the three months ended May 31, 2011 was lower compared with 2010, primarily because the average amount outstanding due to related party loan which accrues interest at 6% annually was lower during 2011 in comparison to 2010. It was also due to the weakening of the US dollar against the Canadian dollar, as the loan is denominated in Canadian dollars.

Six Months Ended May 31, 2011 Compared to the Six Month Ended May 31, 2010

Revenue
The Company recorded no revenues for the six months ended May 31, 2011 versus $1,452,221 for the six months ended May 31, 2010. Revenue in the six months ended May 31, 2010 was from recognition of upfront fees of $1,449,040 and other revenue in the amount of $3,181. The prior period revenue can be primarily attributed to a drug development agreement that was mutually terminated by us and another party, as a result of which unearned revenue of approximately $1,439,000 was brought into income.  It is our current strategy to advance our internal projects from the formulation stage through product development, regulatory approval and manufacturing before out-licensing the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Thus we had no revenue from development of partnered products this period as the focus was on advancing our own products.

Research and Development
Expenditures for research and development for the six months ended May 31, 2011 were higher by $749,488 compared to the six months ended May 31, 2010. This is primarily attributed to the fact that during the six months ended May 31, 2011 we incurred additional expenses on research and development activities for our own internal projects when compared with the six months ended May 31, 2010. This was due to our stronger financial position in 2011 when compared with 2010.  In the current period, $108,157 of stock options were issued to non-executive employees involved in research and development activities. In addition during the six months ended May 31, 2011 and May 31, 2010 we recorded additional expenses of $442,800 related to 276,394 performance-based stock options issued to the principal shareholders, officers and directors of the Company. We recorded these expenses as we determined it was probable as at May 31, 2011 and May 31, 2010 we would satisfy the performance criteria that will allow vesting of the options.

Selling, General and Administrative
Selling, general and administrative expenses were $1,443,433 for the six months ended May 31, 2011 in comparison to $1,386,657 for the six months ended May 31, 2010, an increase of $56,776.  The increase is due to an increase in expenses related to legal fees, wages, marketing cost and occupancy costs which are discussed in greater detail below.

Expenditure for wages and benefits for the six months ended May 31, 2011 were $511,614 in comparison to $340,506 in the prior period.   This increase is attributable to an increase in administrative staffing levels as well as a higher salary in an executive position during the six months ending May 31, 2011 when compared to the prior period.  The number of employees included in administrative costs was ten as at May 31, 2011 in comparison to nine as at May 31, 2010. The increase is also due to the issuance of options and an increase in salaries to non-management employees in the second quarter of 2011.

Administrative costs for the six months ended May 31, 2011 were $783,973 in comparison to $907,554 in the prior period.  This decrease is primarily the result of a decrease in accounting and legal costs incurred in the prior period as part of the IPC Arrangement which we did not incur in the current period. The decrease was partially offset by the cost of business development activities provided by Doll Consulting, LLC.

Marketing costs for the six months ended May 31, 2011 were $114,921 in comparison to $104,784 in the prior period.  This increase is primarily the result of an increase in travel expenditures during these periods due to increased business development activities.

Occupancy costs for the six months ended May 31, 2011 were $32,925 in comparison to $33,813 in the prior period.  This decrease is a result of a reduction in our lease rate and the strength of the Canadian dollar, as occupancy costs are denominated in Canadian dollars.

Depreciation
Depreciation expenses for the six months ended May 31, 2011 were $104,345 in comparison to $115,883 in the prior period, primarily as a result of the declining balance method of depreciation with late additions of property and equipment in the period.

Fair Value Adjustment of Warrants
As part of the IPC arrangement we have 357,237 warrants outstanding as at May 31, 2011. On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company, each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a whole share of common stock at an exercise price of $3.125 per whole share.

Under US GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock.  As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and therefore would consequently be considered to be derivative liability. Also under US GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

US GAAP requires that the fair value of these liabilities be re-valued at the end of every reporting period with the change in value reported in the statement of operations.  Accordingly, the fair value of the warrant derivative liability from the IPC Arrangement Agreement, the Series A, the Series B and the placement agents warrants have been re-valued at May 31, 2011 using the Black-Scholes Options Pricing Model. Since closing of the financing, the total decrease in the fair value of the warrant derivative liability is $1,600,947.

Foreign Exchange Gain
Gain on foreign exchange was $255,519 for the six months ended May 31, 2011 in comparison to a gain of $74,956 for the prior period.  The gain for the period ended in May 31, 2011 was due to the weakening of the US dollar against the Canadian dollar as the rates changed to $1.00 (US) for $0.9686 (Cdn) at May 31, 2011 from $1.00 (US) for $1.0266 (Cdn) at November 30, 2010. The gain for the period ended May 31, 2010, was due to the moderate weakening of the US dollar against the Canadian dollar as the rates changed to $1.00 (US) for 1.0435 (Cdn) at May 31, 2010 from $1.00 (US) for $1.0556 (Cdn) at November 30, 2009.

During the six months ended May 31, 2011 the exchange rate averaged $1.00 (US) for $0.9822 (Cdn) compared to $1.00 (US) for $1.0446 (Cdn) for the second quarter of 2010.

Interest Income
Interest income for the six months ended May 31, 2011 was higher by $1,863 in comparison to the prior period. This is as a result of a higher average amount of cash on hand in the current period, partially offset by interest received in the prior period from the Canada Revenue Agency and the Ontario Ministry of Finance related to the late payment to us of claims for the scientific research & development tax credit and an Ontario Innovation tax credit.

Interest Expense
Interest expense for the six months ended May 31, 2011 was lower when compared with the prior period due to the amount outstanding on a related party loan which accrues interest at 6% annually was lower in the six months ended May 31, 2011 in comparison to the six months ended May 31, 2010.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our unaudited consolidated financial statements for the last eight quarterly periods. All comparable information for the quarter ended September 30, 2009 is that of our predecessor company, IPC Ltd.

Quarter Ended	Revenues	Loss	Loss per share
	$	$	$
May 31, 2011	-	(1,968,783)	(0.12)
February 28, 2011	-	(2,723,493)	(0.22)
November 30, 2010	7,164	(1,903,629)	(0.18)
August 31, 2010	-	(2,113,462)	(0.19)
May 31, 2010	1,449,624	(316,447)	(0.03)
February 28, 2010	2,597	(1,427,553)	(0.13)
November 30, 2009 (2 Months)	161,757	(875,322)	(0.09)
September 30, 2009	125,590	(165,739)	(0.02)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. Loss has been variable over the last eight quarters, and is impacted primarily by the availability of funding and the level of our research and development spending. In general expenditures were higher for the last six quarters when compared to the third and fourth quarters of fiscal 2009 due to the capital resources that were available in the fourth quarter of 2009. The significant decrease in the Company's loss during the second quarter ended May 31, 2010, can be mainly attributed to a drug development agreement that was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income.

Analysis of Second Quarter Results
The decrease in our loss during the second quarter of 2011 when compared to the first quarter of 2011 can be mainly attributed to the fact that during the three month period ended May 31, 2011 the Company had residual financing expenses related to the February 1, 2011 financing of only $0.1 million compared to $2.2 million in the first quarter of 2011. This was further offset by fair value adjustment of derivative liability of $0.6 million versus $1.0 million in the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the six months ended
	May 31	May 31			May 31	May 31
	2011	2010	Change		2011	2010	Change
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,882,694)	(830,202)	(1,052,492)	127%	(3,886,061)	(3,042,884)	(843,177)	28%
Cash flows (used in) from financing activities	(4,311)	(113,941)	109,630	-96%	11,729,621	(877,995)	12,607,616	-1436%
Cash flows used in investing activities	(174,107)	(104,052)	(70,055)	67%	(177,503)	(116,615)	(60,888)	52%
Effect of foreign exchange on cash	1,177	68,875	(67,698)	-98%	23,077	91,782	(68,705)	-75%
(Decrease) increase in cash and cash equivalents	(2,059,935)	(979,320)	(1,080,615)	110%	7,689,134	(3,945,712)	11,634,846	-295%
Cash, beginning of period	10,538,205	5,048,100	5,490,105	109%	789,136	8,014,492	(7,225,356)	-90%
Cash and cash equivalents, end of period	8,478,270	4,068,780	4,409,490	108%	8,478,270	4,068,780	4,409,490	108%

The Company had cash and cash equivalents of $8,478,270 as at May 31, 2011 compared to $10,538,205 as at February 28, 2011.  The decrease in cash and cash equivalents during the three month period ended May 31, 2011 is mainly a result of cash flows used in operating activities related to increased research and development activities, as discussed below.

For the three and six months ended May 31, 2011 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the three and six months ended May 31, 2010. During the three and six months ended May 31, 2011 the Company incurred higher expenditures in research and development activities and selling, general and administrative expenses described in greater detail above. These amounts were partially offset by C$640,081 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research & experimental development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out by the wholly owned operating subsidiary Intellipharmaceutics Corp. (“IPC Corp”) during the fiscal year 2009. In the three and six months ended May 31, 2010, net cash flows used in operating activities were partially offset by approximately C$931,000 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research and development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out during the fiscal year 2008.
For the six months ended May 31, 2011 net cash flows from financing activities relate mainly to the gross proceeds of $12,000,000 from the issuance of shares and warrants from the private placement completed on February 1, 2011. This was partially offset by the first quarter repayment of $351,229 (C$350,000) for a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers for cash advances made by them to the Company. This is a shareholder loan to support ongoing operations. For the three and six months ended May 31, 2010 net cash flows used in financing activities relate mainly to the repayment of the related party loan for the cash advances made by them to us as a shareholder loan in accordance with the terms of the loan.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, other than the securities offering completed on February 1, 2011, scientific research tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Agreement completed with Vasogen in October 2009. During the second quarter of 2011 no repayment or interest payment was made. During the first quarter of 2011 the shareholder loan principal of $237,289 (C$236,459) was repaid and interest of $113,940 (C$113,541) was paid prior to completion of the private placement by the Company in accordance with the terms of the IPC Arrangement Agreement. As at May 31, 2011, interest payable on this loan was accrued in the amount of $27,021 (C$26,173). During the first quarter of 2010 the related party loan was repaid by $755,760 (C$800,000) from proceeds received by us from the IPC Arrangement Agreement.

For the three and six months ended May 31, 2011 and May 31, 2010 net cash flows used in investing activities related mainly to the purchase of production and laboratory equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

As a research and development company, IPC Corp is eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount was not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

The Company received C$640,081 from the Canada Revenue Agency and the Ontario Ministry of Finance during the first quarter of fiscal 2011 comprised of research and development investment tax credits for research and development activities carried out to the period ended October 21, 2009.  During the third quarter of fiscal 2011, the Company expects to receive a substantial portion of approximately C$380,000 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Agreement. Subsequent to the IPC Arrangement, the Company was no longer a Canadian-controlled private corporation, reducing the amounts that we would otherwise be eligible for.  Based on management’s best estimate, the Company filed a refundable claim of approximately C$226,000 for the investment tax credit with the Ontario Ministry of Finance in the second quarter of fiscal 2011 for research and development activities carried out during the fiscal year 2010. Realization of these credits is subject to government approval.

The Company has not been profitable and has incurred losses from operations since inception. The Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505(b)(2) NDA products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. On February 1, 2011 the Company completed a private placement financing to institutional investors for gross proceeds of $12,000,000 through the sale of its common stock and warrants to support product pipeline development. Financing expense of $2,357,732 is comprised of the issuance of broker warrants valued at $229,005, the excess of the fair value of the warrant liability over the financing proceeds of $655,582, and $1,472,145 of other direct costs related to the financing. The Company expects to raise additional capital from commercialization activities, payments received based on development agreements, marketing license agreements, and strategic partners directly funding some or all costs of development. However, there can be no assurance that future financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. The availability of financing will be affected by the results of our research and development activities, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets, strategic alliance agreements, and other relevant considerations.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce activities in certain projects, or commence new ones. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of May 31, 2011 is 15,771,329, an increase of 4,864,275 from November 30, 2010 largely from the completion of an equity financing for gross proceeds of $12,000,000. The number of options outstanding as of May 31, 2011 is 3,216,910 an increase of 178,212 from November 30, 2010, of which 236,000 options were granted in the second quarter, 25,000 options were exercised in the first quarter and 32,788 options expired during the six months ended May 31, 2011. The warrants outstanding as of May 31, 2011 represents 5,148,237 common shares issuable upon the exercise of outstanding common share purchase warrants, an increase of 4,896,000 from the completion of the private placement discussed above, reduced by 105,000 from the cashless exercise of warrants. The number of deferred share units outstanding as of May 31, 2011 is 6,535 of which 5,041 were granted in the first quarter and 1,494 were granted in the second quarter.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of May 31, 2011.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At May 31, 2011, our cash and cash equivalents totalled $8,478,270 compared with $10,538,205 at February 28, 2011 compared with $789,136 at November 30, 2010.  The decrease in cash during the second quarter is mainly as a result of cash used in operating activities. The increase in cash during the first quarter is mainly a result of cash from financing activities. At May 31, 2011, the due to related party totalled $1,416,880 compared with $1,635,842 at November 30, 2010. The decrease was due to the repayment of $351,229 (C$350,000) net of interest accrual of $113,940 (C$113,541). At May 31, 2011, shareholders’ deficiency was $3,880,414 compared to shareholders’ equity of $92,956 at November 30, 2010. The decrease was due to the US GAAP accounting of the private placement previously discussed and the loss from operations during the periods.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has increased by approximately $7.3 million at May 31, 2011 from November 30, 2010 mainly as a result of cash from financing activities.  The Company also expects to raise additional capital from commercialization activities, payments received based on development agreements, marketing license agreements, and strategic partners directly funding some or all costs of development. However, there can be no assurance that future financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

CAPITAL EXPENDITURES

Total capital expenditures in the three and six months ended May 31, 2011 were $174,107 and $177,503, respectively, an increase from the three and six months ended May 31, 2010 amounts of $104,052 and $116,615, respectively. Capital expenditures in 2011 relate to the purchase of production and laboratory equipment.  Total capital expenditures for 2011 are anticipated to be higher than 2010 levels as product development activities continue to accelerate.  We will fund 2011 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2011.  Operating lease obligations related to the lease of premises expire on November 2012.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years		4-5 Years		After 5 years
Capital Lease Obligations	$4,062	$4,062	$	---	$	---	$	---
Operating Lease Obligations	142,566	94,406		48,160		---		---
Total Contractual Obligations	$146,628	$98,468		$48,160	$	---	$	---

CONTINGENCIES AND LITIGATION

From time to time the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at May 31, 2011, there were no pending litigation or threatened claims outstanding other than those described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed  Complaints for patent infringement against us in the United States District Court for the District of Delaware and in the United States District Court for the Southern District of New York, relating to our generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about December 17, 2010. Wyeth did not proceed with the Complaint in Delaware. Subsequent to May 31, 2011 the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following U.S. Food and Drug Administration approval of this product.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the “Indemnity Agreement”) which became our obligation as of October 22, 2009.  The Indemnity Agreement is designed to provide Cervus, with indemnification from claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations.  Our obligations under the Indemnity Agreement relating to the Tax Pools as defined in the Indemnity Agreement, are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment.  The Company does not expect to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to  5, 10, 15 and 20 mg dosage strengths of Focalin XR®, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not, in any event, infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

RELATED PARTY TRANSACTIONS

As at May 31, 2011, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of approximately $1.4 million. Repayments of the related party loan are restricted under the terms of the loan such that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date of October 22, 2009, and/or proceeds received by any IPC Company from any offering of its securities, (other than the proceeds from the transaction completed on February 1, 2011) following the effective date and/or amounts received by IPC Corp for scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2010 the related party loan was decreased by $755,760 (C$800,000) repaid from the IPC Arrangement Agreement. In the six months ended May 31, 2011 an additional repayment of $351,229 (C$350,000) for interest and principal on the related party loan was made from scientific research tax credits received by IPC Corp.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Vice President Finance and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at May 31, 2011. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Vice President Finance and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at May 31, 2011.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Management of our Company is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2011. Management has not identified any material weaknesses in the Company’s internal control over financial reporting as of May 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2011, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred losses through May 31, 2011.  These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.   Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the FDA or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

Based on our current plans, the private placement completed on February 1, 2011 for gross proceeds of $12,000,000, should provide capital for the initial commercialization of our first product. However, our planned cash requirements may vary materially in response to a number of factors, including research and development activities, preclinical studies, clinical trial results, increases in our manufacturing capabilities, changes in any aspect of the regulatory process, and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form for the year ended November 30, 2010, our Form F-3, and our latest Form 20-F and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners directly funding some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, reduce certain projects, or commence new ones. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, Form F-3 and Form 20-F, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov